TCG BDC, Inc. 520 Madison Avenue, 40th Floor New York, New York 10022	Matthew Cottrell Secretary (212) 813-4900

October 6, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 12, 2017 through April 12, 2018 for TCG BDC, Inc. (814-00995) and TCG BDC II, Inc. (814-01248)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to TCG BDC, Inc. (“TCG BDC”) and TCG BDC II, Inc. (“TCG BDC II”) (each, a “Company” and collectively, the “Companies”). Please note for the Securities and Exchange Commission’s records, the following:

a.	A copy of Endorsement #18 adding TCG BDC II as a named insured under the existing Joint Fidelity Bond is enclosed under Exhibit 1;

b.	A copy of the resolutions from the May 9, 2017 meeting of TCG BDC’s Board of Directors, at which a majority of Directors who were not considered “interested persons” within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Joint Fidelity Bond and the addition of TCG BDC II as a named insured under the existing Joint Fidelity Bond, is enclosed under Exhibit 2;

c.	A copy of the Unanimous Written Consent signed by the Directors of each Company approving the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under
Exhibit 3;

d.	If the Companies were not participants in the Joint Fidelity Bond, they would have each maintained a single insured bond which would not have exceeded $2,500,000;

e.	The Joint Fidelity Bond, which was filed with the Securities and Exchange Commission on June 9, 2017, covers the period from April 12, 2017 through April 12, 2018;

f.	No additional premium was required to be paid by TCG BDC for the period from April 12, 2017 through April 12, 2018; and

g.	A copy of the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have any questions or require additional information.

Very truly yours,

\s\ Matthew Cottrell

Matthew Cottrell

Secretary

Enclosures